EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (the "Company")
106 Front Street East, Suite 400
Toronto, Ontario
M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

September 29, 2014

ITEM 3.	NEWS RELEASE

Issued September 29, 2014 and distributed through the facilities of CNW (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced today that it had received received early-stage construction permits for its KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) rights-of-way for the proposed Mitchell-Treaty tunnels connecting project facilities; (3) permits for constructing and operating numerous camps required to support constructions activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility.

The granting of land tenure for the proposed Mitchell–Treaty tunnels is an especially important milestone for the project, as it awards to KSM the rights to a corridor connecting the project’s two main areas--the mine site and the tailings management facility.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact:  Rudi Fronk
Telephone:  (416) 367-9292

ITEM 9.	DATE OF REPORT

DATED at Toronto, Ontario, this 29th day of September, 2014.

ANNEX A

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 29, 2014

Key Construction Permits Issued to Seabridge Gold’s KSM Project

Toronto, Canada…Seabridge Gold announced today that it has received early-stage construction permits for its KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) rights-of-way for the proposed Mitchell-Treaty tunnels connecting project facilities; (3) permits for constructing and operating numerous camps required to support constructions activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility.

Seabridge Gold Chairman and CEO Rudi Fronk commented: "We greatly appreciate the continuing support of the BC Government for the mining industry in general and our KSM Project in particular. The issuance of these construction permits affirms the value of early and extensive consultation with interested parties and the close collaboration that can be achieved among regulators and local communities. I would like to thank officials from the Ministry of Forests, Lands and Natural Resources Operations, the Ministry of the Environment, and the Ministry of Energy and Mines for their diligence and co-operation, as well as the Nisga’a Nation and First Nations who also made important contributions to finalizing these permits,” said Fronk.

“The granting of land tenure for the proposed Mitchell – Treaty tunnels is an especially important milestone for the project, as it awards to KSM the rights to a corridor connecting the project’s two main areas--the mine site and the tailings management facility,” Fronk stated.

The KSM Project has been undergoing a joint harmonized federal-provincial environmental assessment review as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act and received its BC Environment Assessment Certificate on July 30, 2014. Seabridge expects to receive the final Federal decision in November, 2014.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the approval of the KSM Project at the Federal level in November, 2014 and mineral reserves and resources of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net